Transamerica Asset Management, Inc.
P.O. Box 9012
Clearwater, Florida 33758-9012
Telephone 727-299-1800
March 10, 2009
VIA EDGAR CORRESPONDENCE
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-0102
Attn: Craig Ruckman and Tony Burak

Re:	Transamerica Series Trust (the “Registrant”); Registration Statement on Form N-14 for Transamerica Capital Guardian Global VP (“Target Portfolio”) and Transamerica Templeton Global VP (“Acquiring Fund”); (333-157009)
To the Commission:
Reference is made to the filing of a registration statement on Form N-14 (Accession Number: 0000950144-09-000482) on January 29, 2009, on behalf of the Registrant. With respect to this registration statement, Craig Ruckman provided disclosure comments via telephone to Robert Lamont on February 26, 2009, and Tony Burak provided accounting comments via telephone to Robert Lamont on February 27, 2009. Set forth below are the staff comments and the Registrant’s responses.
1.	Comments: Summary: Please revise the disclosure called for by Item 3(b) of Form N-14 in the following ways: Please shorten the summary section. Please remove the “Why Your Portfolio’s Trustees Recommend the Reorganization” section. Please move the “What are the Federal Income Tax Consequences of the Reorganization”, “Who Bears the Expenses Associated with the Reorganization”, “What happens if the Reorganization is Not Approved”, and “Who is Eligible to Vote?” to the end of the summary section. Please remove the portfolio manager discussion from the summary section.

Response: Comments accepted. The N-14 has been revised accordingly.

2.	Comment: Summary: Introduction: Who bears the expenses associated with the Reorganization: Please clarify and disclose that the ultimate cost of the reorganization will be borne by shareholders.

Response: Comment accepted. The N-14 has been revised accordingly.

3.	Comment: Summary: Comparison of Principal Risks of Investing in the Transamerica Portfolios: Please include a section in the summary table that compares the risks between the Target Portfolio and the Acquiring Fund. Also, please add additional disclosure to compare and contrast the principal risks in the “Comparison of Principal Risks of Investing in the Transamerica Portfolios” section.

Response: Comments accepted. The N-14 has been revised accordingly.

4.	Comment: Summary: The Transamerica Portfolio’s Fees and Expenses: Please clarify that the table of pro forma expenses of the combined portfolio assuming the Reorganization occurred at the close of business on December 31, 2008, rather than April 30, 2009.

Response: Comment accepted. The N-14 has been revised accordingly.

5.	Comment: Summary: Transamerica Portfolios’ Fees and Expenses: Please clarify in footnote three to the table that the expense cap will continue through April 30, 2010.

Response: Comment accepted. The N-14 has been revised accordingly.

6.	Comment: Other Important Information Concerning the Reorganization: Portfolio Securities: Please provide an estimate of the total and per share brokerage expenses involved in the reorganization.

Response: As discussed with Tony Burak, a variety of factors impact the estimate of the total and per share brokerage expenses. Since we are unable to determine a good faith estimate of these factors, we feel that it would not be appropriate to disclose the brokerage expenses.

7.	Comment: Capitalization and Statement of Assets and Liabilities: Please adjust the pro forma net assets to reflect the payments of the reorganization costs. Please disclose in a footnote to the capitalization table that the pro forma financial information has been adjusted to reflect the payments for the reorganization. Please revise footnote (a) to the capitalization table to describe the adjustments shown in the table, instead of referring to the corresponding footnote to the pro forma financial statements in the Statement of Additional Information.

Response: Comments accepted. The N-14 has been revised accordingly.

8.	Comment: Capitalization: Please include filing numbers for all documents incorporated by reference.

Response: Comments accepted. The N-14 has been revised accordingly.

9.	Comment: Voting Rights and Required Vote: Please disclose the latest date on which a proxy can be returned and the vote will count.

Response: Comment accepted. The N-14 has been revised accordingly.

10.	Comment: Financial Highlights: Please include the financial highlights of the Target Portfolio.

Response: Comment accepted. The N-14 has been revised accordingly.

11.	Comment: Schedule of Investments: Please add a footnote to disclose “As of December 31, 2008, all of the securities held by the Target Portfolio would comply with the investment restrictions and/or compliance guidelines of the Acquiring Portfolio.”

Response: Comment accepted. The N-14 has been revised accordingly.
On behalf of the Registrant, it is hereby acknowledged:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;

•	the action of the SEC or its staff acknowledging the effective date of this filing does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.
Please contact me at (727) 299-1814 if you have any questions or require further information with regard to this filing.

Sincerely,
/s/ Robert S. Lamont, Jr.
Robert S. Lamont, Jr.
Vice President and Senior Counsel

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